January 22, 2025

Yi Lu
Chief Executive Officer
Advanced Biomed Inc.
689-87 Xiaodong Road
Yongkang District
Tainan, Taiwan

       Re: Advanced Biomed Inc.
           Amendment No. 14 to Registration Statement on Form S-1
           Filed January 7, 2025
           File No. 333-272110
Dear Yi Lu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2024 letter.

Amendment No. 14 to Registration Statement on Form S-1, filed January 7, 2025 Business
Advisors and Industry-Academia Cooperation, page 74

1. We note the disclosure added to page 75 with respect to one of your two industry-
       academia cooperation agreements with the National Taiwan University:
"The
       Renewed Cooperation Agreement does not permit Advanced Biomed Taiwan to use any results or products under that agreement directly for profit." Please revise to explain the meaning of this statement and whether this agreement prohibits you from commercializing research findings or products developed under this agreement and, if so, how this would impact your business.
 January 22, 2025
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Augustin at 202-551-8483 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Fang Liu, Esq.